Exhibit 99.1.



ICON reports 10% increase in net revenues and EPS of 42 cents. (NASDAQ:ICLR)

Highlights - Fourth Quarter and Full Year Fiscal 2005

* Fourth quarter net revenues increased 10% over the fourth quarter of fiscal 2004 to $86.0 million and also increased 10% on a full year basis.

* Income from operations decreased 24% over the fourth quarter of fiscal 2004 to $7.4 million and decreased 13% on a full year basis, excluding the impact of one-time charges taken in the third quarter.

* Diluted earnings per share decreased by 18% for the fourth quarter to 42 cents compared to 51 cents in the same quarter last year. Full year pro forma diluted earnings per share was $1.70 compared to $1.88 for the comparable period last year.

*    $101 million of net new business awarded to ICON during the quarter.

Dublin, Ireland, August 2, 2005 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has approximately 2,700 employees providing services to the pharmaceutical, biotech and medical device industries from 37 locations in 23 countries worldwide, today reported the financial results for its fourth quarter and full year ended May 31, 2005.

Net revenues for the quarter were $86.0 million, representing an 10% increase over net revenues of $77.9 million for the same quarter last year. Excluding the impact of acquisitions, revenue growth for the quarter was 8% over the same quarter last year.

Income from operations was $7.4 million, which represents a decrease of 24% from the $9.6 million reported for the fourth quarter last year. Operating margin for the quarter was 8.6% compared to 12.4% for the equivalent period last year. Net income for the quarter was $5.9 million or 42 cents per share, on a diluted basis, compared with $7.2 million or 51 cents per share for the fourth quarter last year.

In the twelve months to May 31, 2005, net revenues were $326.7 million, representing a 10% increase over net revenues of $296.9 million reported for the twelve months of last year. Excluding the impact of acquisitions, revenue growth was 7% for the twelve months ending May 31, 2005.

Pro forma income from operations for fiscal 2005, excluding the impact of the one-time charges announced last quarter, was $29.9 million, representing a decrease of 13% from the $34.4 million reported for the same period last year. Pro forma operating margin for the twelve months to May 31, 2005 was 9.1%, compared to 11.6% for the comparative period. Pro forma net income was $24.1 million or $1.70 per share, on a diluted basis, compared with $25.7 million or $1.88 per share reported for the same period last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 63 days at May 31, 2005 compared to 67 days at February 28, 2005 and 60 days at May 31, 2004.

For the quarter ended May 31, 2005, cash generated from operations was $13.2 million, and capital expenditure was $5.3 million. For the twelve months to May 31, 2005, cash generated from operations was $23.8 million, capital expenditure was $15.6 million and net payments of $9.8 million were made in relation to acquisitions. As a result of these factors the company's net cash, short-term debt and short-term investments were $78.4 million at May 31, 2005, compared to $70.9 million at February 28, 2005 and $78.8 million at May 31, 2004.

The company also announced that it intends to change its year end date from May 31 to December 31. Accordingly, the current accounting period for the company will end on December 31, 2005. The change has been implemented in order to align the company's year end more conveniently with the calendar year for reporting purposes. "The results for the quarter were in line with our expectations and represented a good improvement over the previous quarter", commented Chairman, Dr John Climax. "We had solid net new business awards of $101 million in the quarter and we completed fiscal 2005 with a total backlog of over $525 million".

Commenting on the outlook, Dr Climax said "We expect growth in all divisions as the year progresses and we expect our lab business to return to profitability during the first half of calendar 2006. With approximately $262 million of backlog which will be earned in the next twelve months, we expect overall net revenues for the coming four quarters to be in the $370 - $380 million range. We will provide more detailed guidance on our conference call to be held today".

The company will hold its fourth quarter conference call today, August 2nd, 2005 at 08:00 EST [13:00 BST / 14:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 -1-291-2000 Both at ICON.

http://www.iconclinical.com

                                    ICON plc

                         Consolidated Income Statements
                                    (Audited)

           Three and Twelve Months ended May 31, 2005 and May 31, 2004
            (Dollars, in thousands, except share and per share data)



                                                           Three Months Ended               Twelve Months Ended
                                                               May 31,         May 31,          May 31,       May 31,
                                                                  2005            2004             2005          2004

Gross Revenue                                                  121,979         111,694          469,583       443,875

Subcontractor costs                                             36,010          33,775          142,925       146,952
                                                  ---------------------  ---------------------------------------------
Net Revenue                                                     85,969          77,919          326,658       296,923

Costs and expenses
Direct costs                                                    47,529          42,291          179,661       162,562
Selling, general and administrative                             27,540          23,033          103,784        88,807
Depreciation and amortization                                    3,549           2,956           13,331        11,171
One-time charges                                                     -               -           11,275             -
                                                  ---------------------  ---------------------------------------------
Total costs and expenses                                        78,618          68,280          308,051       262,540

Income from operations                                           7,351           9,639           18,607        34,383

Interest income (net)                                              381              91              979           288
                                                  ---------------------  ---------------------------------------------
Income before provision of income taxes                          7,732           9,730           19,586        34,671

Provision for income taxes                                       1,699           2,508            5,852         8,929
Minority Interest                                                   84               -              189             -
                                                  ---------------------  ---------------------------------------------

Net income                                                       5,949           7,222           13,545        25,742
                                                  =====================  =============================================

Net income per ordinary share
Basic                                                            $0.43           $0.53            $0.98         $1.94
                                                  ---------------------  ---------------------------------------------

Diluted                                                          $0.42           $0.51            $0.96         $1.88
                                                  ---------------------  ---------------------------------------------

Weighted average number of ordinary shares
Basic                                                       13,887,989      13,714,899       13,860,203    13,267,531

Diluted                                                     14,100,098      14,080,617       14,153,445    13,703,163


                                    ICON plc

                    Proforma Consolidated Income Statements *
                                   (Unaudited)

           Three and Twelve Months ended May 31, 2005 and May 31, 2004
            (Dollars, in thousands, except share and per share data)


                                                      Three Months Ended                   Twelve Months Ended
                                                       May 31,           May 31,            May 31,           May 31,
                                                          2005              2004               2005              2004

Gross Revenue                                          121,979           111,694            469,583           443,875

Subcontractor costs                                     36,010            33,775            142,925           146,952
                                               ---------------- -----------------   ----------------  ----------------
Net Revenue                                             85,969            77,919            326,658           296,923

Costs and expenses
Direct costs                                            47,529            42,291            179,661           162,562
Selling, general and administrative                     27,540            23,033            103,784            88,807
Depreciation and amortization                            3,549             2,956             13,331            11,171

                                               ---------------- -----------------   ----------------  ----------------
Total costs and expenses                                78,618            68,280            296,776           262,540

Income from operations                                   7,351             9,639             29,882            34,383

Interest income (net)                                      381                91                979               288

                                               ---------------- -----------------   ----------------  ----------------
Income before provision of income taxes                  7,732             9,730             30,861            34,671

Provision for income taxes                               1,699             2,508              6,577             8,929
Minority Interest                                           84                 -                189                 -
                                               ---------------- -----------------   ----------------  ----------------

Net income *                                             5,949             7,222             24,095            25,742
                                               ================ =================   ================  ================

Net income per ordinary share
Basic *                                                  $0.43             $0.53              $1.74             $1.94
                                               ---------------- -----------------   ----------------  ----------------

Diluted *                                                $0.42             $0.51              $1.70             $1.88
                                               ---------------- -----------------   ----------------  ----------------

Weighted average number of ordinary shares
Basic                                               13,887,989        13,714,899         13,860,203        13,267,531

Diluted                                             14,100,098        14,080,617         14,153,445        13,703,163


* Excludes a one-time charge of $10.6 million relating to the recognition of an impairment of the goodwill associated with the Central Laboratory business, certain assets, lease termination costs and exit costs, net of the tax deduction thereon.

                                    ICON plc

                           Summary Balance Sheet Data
                          May 31, 2005 and May 31, 2004
                             (Dollars, in thousands)


                                              May 31,                May 31,
                                                 2005                   2004
                                            (audited)
(audited)

Cash and short-term investments                78,375                 78,763
Short-term debt                                     -                      -
Net cash                                       78,375                 78,763

Accounts receivable                            83,909                 74,079
Unbilled revenue                               86,098                 59,861
Payments on account                          (85,342)               (61,960)
Total                                          84,665                 71,980

Working Capital                               125,288                113,813

Total assets                                  380,312                335,323

Shareholders' equity                          233,066                216,760


Source:                               ICON plc

Contact: Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 1 291 2000 both at ICON.

                                      http://www.iconclinical.com